SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 5, 2015

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Buenos Aires, February 4, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for fiscal year ended December 31, 2014.

Petrobras Argentina’s net income for the twelve-month periods ended December 31, 2014 and 2013 was P$458 million and P$779 million, respectively.

Petrobras Argentina’s net income for the fourth quarter of 2014 was a P$1,042 million loss. Net income for the same quarter of 2013 was a P$102 million gain.

The fourth quarter of 2014 was adversely affected by non-recurring charges, mainly impairment of assets located outside of Argentina, in Mixed Companies in Venezuela, Oleoducto de Crudos Pesados (OCP) in Ecuador, and Colpa Caranda in Bolivia, in the amount of P$1,342 million, P$168 million and P$94 million, respectively, partially offset by an income tax recovery of P$424 million.

The above mentioned impairment charges result from several factors including, among others, the evolution of oil price and contingencies derived from tax-related differences in interpretation in the case of OCP.

Income Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IVQ14	IVQ13	(Twelve-Months Period) Dec-14	Dec-13
Sales	5,524	4,395	20,738	15,340
Cost of Sales	(4,093)	(3,138)	(14,490)	(11,260)
Gross Profit	1,431	1,257	6,248	4,080
Administrative and Selling Expenses	(711)	(533)	(2,416)	(1,797)
Exploration Expenses	(30)	(43)	(70)	(82)
Other Operating Results	(479)	(224)	(779)	(571)
Equity in Earnings of Affiliates	(1,519)	(306)	(1,735)	(279)
Operating Result	(1,308)	151	1,248	1,351
Financial Results	(108)	55	72	53
Income Tax	424	(93)	(742)	(552)
Net Result	(992)	113	578	852
Attributable to:				
Controlling interest	(1,042)	102	458	779
Non-controlling interest	50	11	120	73
Total	(992)	113	578	852

Sales

Gross Profit

Other Operating Results

Impairment - Colpa Caranda – Bolivia: Valuation of these assets is sensitive to gas export prices in Bolivia, the benchmark of which is calculated based on the oil price. Consequently, in the fourth quarter of 2014, Petrobras Argentina recognizes an impairment charge of Ps.94 million on property, plant and equipment operated in Colpa Caranda Fields and Plants to adjust the book value to their probable recoverable value.

Equity in Earnings of Affiliates

Mixed companies in Venezuela: The recoverability of these investments is highly sensitive to several factors including, among others, the oil price, regulatory changes in Venezuela and business plans to be implemented to develop mixed companies’ reserves. In this respect, in the fourth quarter of 2014, Petrobras Argentina recognizes an impairment charge of Ps.1,342 million to adjust the book value of these investments to their probable recoverable value.

Oleoducto de Crudos Pesados (OCP) – Ecuador: In connection with differences in interpretation between OCP and Ecuadorian tax authorities, the National Court of Justice issued rulings confirming the tax assessment in favor of the State. Consequently, OCP filed extraordinary protection actions before the Constitutional Court. At the end of 2014, such extraordinary actions were dismissed by the Constitutional Court. Therefore, in the fourth quarter of 2014, Petrobras Argentina recognizes a net loss of P$168 million, with investment in OCP being valued at zero.

Operating Income

Financial Results

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

- In 2014 quarter, net sales increased P$749 million to P$2,922 million.

Oil sales increased to P$2,265 million, or 29%, in 2014 quarter, mainly due to a rise in average sales prices, partially offset by a decrease in sales volumes.

Gas sales rose P$245 million to P$629 million in 2014 quarter, primarily due to an increase in average sales prices, partially offset by a decline in sales volumes.

- Gross profit in 2014 quarter totaled P$662 million. Gross profit in 2013 quarter totaled P$697 million. The P$35 million drop in gross profit is mainly attributable to the rise in the lifting cost and the decline in sales volumes, partially offset by an increase in oil and gas average sales prices. Gross margin was 23% in 2014 quarter and 32% in 2013 quarter.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2014, Petrobras Argentina’s liquid hydrocarbon and natural gas proved reserves totaled 210.6 million boe (84.6 million barrels of oil and 753.6 billion cubic feet of gas).

As of December 31, 2014, total oil proved reserves (including crude oil, condensate and NGL) and total natural gas proved reserves were equal to 6.9 years of production, measured according to 2014 oil and gas production levels.

Liquid hydrocarbon and natural gas accounted for 40% and 60%, respectively, of total proved reserves. In addition, 89% of total proved reserves are located in Argentina.

Refining and Distribution

- Net sales in 2014 quarter increased to P$3,192 million, or 38%, mainly due to the recovery in average sales prices for refined products.

Total sales volumes of refined products were 507.2 thousand cubic meters in 2014 quarter and 523.2 thousand cubic meters in 2013 quarters.

- Gross profit rose P$196 million to P$397 million in 2014 quarter. Gross margin on sales was 12% and 9% in 2014 and 2013 quarters, respectively.

Petrochemicals

- In 2014 quarter, net sales increased P$126 million to P$1,137 million, primarily due to the rise in average sales prices, partially offset by lower sales volumes.

- Gross profit totaled P$178 million in 2014 quarter and P$192 million in 2013 quarter, with margins on sales of 16% and 19% in 2014 and 2013 quarters, respectively.

Gas and Energy

Marketing and Transportation of Gas

- In 2014 quarter sales revenues rose P$99 million to P$661 million mainly due to higher sales of natural gas. As a result of changes in the allocation of liquid fuel sales among business units, as from the first quarter of 2014 liquid fuels are sold to third parties by the Petrochemicals and Refining and Distribution segments and in 2013 quarter accounted for sales revenues of P$74 million.

Natural gas sales revenues increased P$180 million, mainly due to an improvement in average sales prices, partially offset by a 6% decline in sales volumes.

- Gross profit was P$39 million in 2014 quarter and P$102 million in 2013 quarter.

Electricity

- Net sales for electricity generation totaled P$297 million and P$270 million in 2014 and 2013 quarters, respectively. This improvement mainly results from the increase in average generation prices, partially offset by lower sales volumes. Sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía were 1,205 Gwh in 2014 quarter and 1,668 Gwh in 2013 quarter, mainly due to reduced volumes generated by Genelba power plant as a consequence of a scheduled shutdown for maintenance works.

- Gross profit totaled P$119 million in 2014 quarter and P$77 million in 2013 quarter.  Margin on sales was 40.1% and 28.5% in 2014 and 2013 quarters, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 02/05/2015

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney